UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Eagle Ford Oil & Gas Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
269519 10 4
(CUSIP Number)
Paul L. Williams Jr.
2951 Marina Bay Drive, Ste 130-369
League City, TX 77573
281-383-9648
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 20, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	269519 10 4

1	NAMES OF REPORTING PERSONS Driftwood Resources, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		8,749,985

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,749,985

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,749,985

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	40%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	269519 10 4

1	NAMES OF REPORTING PERSONS Paul L. Williams Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,749,985

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		8,749,985

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,749,985

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	40%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	269519 10 4

1	NAMES OF REPORTING PERSONS Ralph Sandy Cunningham Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,749,985

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		8,749,985

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,749,985

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	40%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	269519 10 4

1	NAMES OF REPORTING PERSONS Safari Adventure Productions, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,749,985

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		8,749,985

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,749,985

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	40%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	269519 10 4

1	NAMES OF REPORTING PERSONS Brook Minx

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,749,985

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		8,749,985

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,749,985

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	40%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and Issuer
This Schedule 13D relates to the common stock (the “Common Stock”) of the Issuer. The principal executive office of the Issuer is located at 2951 Marina Bay Drive, Ste 130-369, League City, TX 77573.
Item 2. Identity and Background
(a) This Schedule 13D is being filed by Driftwood Resources, LLC, a Texas limited liability company (“Driftwood”), Paul L. Williams Jr., an individual residing in Texas, Ralph Sandy Cunningham Jr., an individual residing in Texas, Safari Adventure Productions, Inc. a Texas corporation (“Safari”), and Brook Minx, an individual residing in Texas (together, the “Reporting Persons”). Driftwood is the registered owner of the 8,749,985 shares of Common Stock. Paul L. Williams Jr. is the owner of 37.5% of the membership interest of Driftwood. Ralph Sandy Cunningham Jr. is the owner of 37.5% of the membership interest of Driftwood. Safari is the owner of 25% of the membership interest of Driftwood. Brook Minx is the sole shareholder of Safari. Accordingly, Paul L. Williams Jr., Ralph Sandy Cunningham Jr., Safari, and Brook Minx may be deemed to have beneficial ownership of the securities reported herein by virtue of the discretion and authority granted to them to vote and to dispose of the securities held by Driftwood pursuant to Driftwood’s constituent documents.
(b) — (c) The principal business address of Driftwood is 2951 Marina Bay Drive, Ste 130-369, League City, TX 77573. Driftwood’s principal business is an oil and gas royalty owner. Paul William’s principal employment is Chief Executive Officer of Eagle Ford Oil & Gas located at 2951 Marina Bay Drive, Ste 130-369, League City, TX 77573. Ralph Sandy Cunningham Jr.’s principal employment is President and Chief Operating Officer of Eagle Ford Oil & Gas located at 2951 Marina Bay Drive, Ste 130-369, League City, TX 77573. The principal business address of Safari is 3200 Southwest Freeway, Ste 2300, Houston, TX 77027. Safari’s principal business is filming and production of hunting videos. Brook Minx’s principal employment is managing shareholder of Donato, Minx, Brown & Pool, P.C. located at 3200 Southwest Freeway, Ste 2300, Houston, TX 77027.
(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Driftwood is a Texas limited liability company. Paul L. Williams Jr., Ralph Sandy Cunningham Jr. and Brook Minx are citizens of the United States of America. Safari is a Texas corporation.
Item 3. Source and Amount of Funds or Other Consideration
On June 20, 2011, Driftwood received 8,749,985 shares of Common Stock pursuant to the Purchase Agreement (the “Purchase Agreement”) by and among the Issuer, TDLOG, LLC, Driftwood, Pierre Vorster, and Sandstone Energy, L.L.C., a Texas limited liability company (“Sandstone”). Driftwood used the 49% membership interest it owned in Sandstone as consideration for the Common Stock Driftwood received in the Purchase Agreement transaction.

Item 4. Purpose of Transaction
The shares of Common Stock received by Driftwood under the Purchase Agreement were for the Issuer’s acquisition of 100% member interest in Sandstone for asset growth purposes in the oil and gas industry. Consistent with such purpose, the Reporting Persons have had, and may have in the future, discussions with management and the Board of Directors of the Issuer regarding the Issuer’s operations, prospects, business and financial strategies and other matters as the Reporting Persons deem relevant to their investment in the Common Stock and any other securities of the Issuer.
Under the terms of the Purchase Agreement, Thomas E. Lipar was appointed as a director of the Issuer. In addition, Paul L. Williams Jr. was appointed as a director and to serve as Chief Executive Officer of the Issuer. Also, Ralph Sandy Cunningham Jr. was appointed to serve as President and Chief Operating Officer. Finally, Richard Adams was appointed to serve as Chief Financial Officer.
In addition, pursuant to Stock Conversion Agreements executed in connection with the Purchase Agreement, the holders of the Series D Preferred Stock of the Issuer agreed to convert their preferred stock into (a) shares of Common Stock in an aggregate amount of 363,698 shares of Common Stock and (b) Warrant Agreements.
The Reporting Persons will continue to evaluate their investment position in the Issuer and may, depending on the Issuer’s performance and market and other conditions, increase or decrease their investment position in the Common Stock and other securities of the Issuer. The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes herein described or whether to adopt plans or proposals regarding the Issuer or any of its securities.
Except as otherwise set forth herein, the Reporting Persons have no specific plans or proposals that relate to or would result in any of the following:
(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of the Issuer’s Board of Directors or to fill any existing vacancies thereon;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer
(a) and (b) Driftwood owns 8,749,985 shares of Common Stock, which represent 40% of the outstanding Common Stock of the Issuer. Driftwood’s power to dispose of such Common Stock is intended to be exempt from the registration requirements of the Securities Act pursuant to 4(2) thereof and Rule 506 of Regulation D promulgated thereunder; and exempt from the registration or qualification requirements of any applicable state securities laws. As a result, the 8,749,985 common shares may not be offered, sold, or transferred by the holder thereof until either a registration statement under the Securities Act or applicable state securities laws shall have become effective with regard thereto, or an exemption under the Securities Act and applicable state securities laws is available with respect to any proposed offer, sale or transfer.
Paul L. Williams Jr., Ralph Sandy Cunningham Jr. and Safari as members of Driftwood and Brook Minx, as the sole shareholder of Safari, may be deemed to have acquired beneficial ownership of 8,749,985 shares of Common Stock, which represent 40% of the outstanding Common Stock of the Issuer.
The Cover Pages of this Schedule 13D are incorporated herein by reference.
(c) Except as set forth in Items 3 and 4, there have been no transactions effected in the shares of Common Stock during the past 60 days by the Reporting Persons.
(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by the Reporting Persons.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The responses to Items 3 and 4 are incorporated herein by reference.
Except as set forth above and as described in Items 3 and 4, none of the Reporting Persons has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits

Exhibit	Description
Exhibit 7.01	Joint Filing Agreement

Exhibit 7.02	Purchase Agreement dated June 20, 2011, Between Eagle Ford Oil & Gas Corp., TDLOG, L.L.C., Driftwood Resources, L.L.C., Pierre Vorster, and Sandstone Energy, L.L.C. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 24, 2011).

Exhibit 7.03	Form of Conversion Agreement for conversion of Series D Preferred Stock (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on June 24, 2011).

Exhibit 7.04	Model Form Warrant Agreement for Preferred D Shareholder Conversion

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.
Dated: June 30, 2011

DRIFTWOOD RESOURCES, LLC
By:	/s/ Ralph Sandy Cunningham Jr.
	Name:	Ralph Sandy Cunningham Jr.
	Title:	Manager

/s/ Paul L. Williams Jr.
Paul L. Williams Jr.

/s/ Ralph Sandy Cunningham Jr.
Ralph Sandy Cunningham Jr.

Safari Adventure Productions, Inc.
By:	/s/ Brook Minx
	Name:	Brook Minx
	Title:	President

/s/ Brook Minx
Brook Minx